FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2018

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of shares of Qisda Corporation” dated April 27, 2018.

Item 1

AU Optronics Corp.

April 27, 2018

English Language Summary

Subject: To announce the acquisition of shares of Qisda Corporation

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/04/27

Contents:

1.	Name of the securities::Common stock of Qisda Corporation ("Qisda")

2.	Trading date:2018/04/27

3.	Trading volume, unit price, and total monetary amount of the transaction:

Volume:148,867 thousand shares, Unit price: NT$22.95 per sharex(Note),

Total monetary amount: NT$3,416 million(Note).

(Note) excluding related taxes and expenses.

4.	Gain (or loss) (not applicable in case of acquisition of securities):N/A

5.	Relationship with the underlying company of the trade:

The underlying company is accounted as available for sale financial asstes-noncurrent by the Company.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative vlume, amount, and shareholding percentage of holdings of the security being traded (including the current trade)

The Company:335,231 thousand shares, NT$7,516 million and 17.04%;

Konly：10,145 thousand shares, NT$223 million and 0.52%.

Status of any restriction of rights (e.g.pledges): None.

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Current ratio of long or short term securities investment (including the current trade)to the total assets:21.78%

Current ratio of long or short term securities investment (including the current trade)to the shareholder's equity:38.21%

The operational capital: NT$ 42,544 million.

8.	Concrete purpose/objective of the acquisition or disposal:

For long-term investment and to deepen business relationship.

9.	Do the directors have any objections to the present transaction?:No.

10.	Any other matters that need to be specified:

The total assets and operational capital in the most recent financial statements refer to the amount of the Company's stand alone financial statements for the year of 2017; the shareholder's equity in the most recent financial statement refer to the Company's consolidated financial statements for the first quarter of 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 27, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer